

Co Regn No: 199802418D

Rule 12g3-2(b) File No. 825109

10 May 2010



SUPPL

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs

Sembcorp Industries Ltd
Rule 12g3-2(b) file No. 825109

The enclosed are the announcements submitted to the Singapore Exchange Securities Trading Limited being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Sembcorp Industries Ltd (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully

Kwong Sook May
Company Secretary

Encs

Z:jesstan/SgxnetAnn/SECltr

5/25


2010 MAY 24 A 10:29

SEMBCORP INDUSTRIES LTD
(Registration No: 199802418D)

Pursuant to Rule 704 (26) of the Listing Manual of the Singapore Exchange Securities Trading Limited, Sembcorp Industries Ltd wishes to announce the following details on the use of treasury shares:-

a)	Date of the sale, transfer, cancellation and/or use:	7 May 2010	
b)	Purpose of such sale, transfer, cancellation and/or use:	Executives' Shares Option Plan	
c)	Number of treasury shares sold, transferred, cancelled and/or used:	47,375	
d)	Number of treasury shares before and after such sale, transfer, cancellation and/or use:	Before change	1,244,687
		After change	1,197,312
e)	Percentage of the number of treasury shares against the total number of shares outstanding in a class that is listed before and after such sale, transfer, cancellation and/or use:	Before change	0.07%
		After change	0.07%
f)	Value of the treasury shares if they are used for a sale or transfer, or cancelled:	S$196,395.72	

Kwong Sook May
Company Secretary

May 7, 2010

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Miscellaneous
* Asterisks denote mandatory information

Name of Announcer *	SEMBCORP INDUSTRIES LTD
Company Registration No.	199802418D
Announcement submitted on behalf of	SEMBCORP INDUSTRIES LTD
Announcement is submitted with respect to *	SEMBCORP INDUSTRIES LTD
Announcement is submitted by *	Kwong Sook May
Designation *	Company Secretary
Date & Time of Broadcast	04-May-2010 12:40:33
Announcement No.	00027

>> Announcement Details
The details of the announcement start here ...

Announcement Title * UPDATE ON PROPOSED VOLUNTARY OFFER FOR SHARES IN CASCAL N.V.

Description

UPDATE ON PROPOSED VOLUNTARY OFFER FOR SHARES IN CASCAL N.V.

Sembcorp Industries Ltd (the Company) would like to provide an update on the legal action commenced by Cascal N.V. (Cascal) in the United States in connection to the proposed voluntary tender offer for the common stock of Cascal as announced on April 26, 2010.

Legal proceedings have been filed by Cascal in the New York District Court seeking, inter alia, to enjoin the tender offer and to claim unspecified damages. The summons have been served on the Company and its subsidiary Sembcorp Utilities Pte Ltd.

The Company has appointed US lawyers to act on its and its subsidiary's behalf to respond to the claim and will make further announcements as and when appropriate. Nonetheless it is our position that we are not in breach of any laws, regulations or contractual obligations in respect of the transaction.

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SEMBCORP INDUSTRIES LTD
(Registration No: 199802418D)

Pursuant to Rule 704 (26) of the Listing Manual of the Singapore Exchange Securities Trading Limited, Sembcorp Industries Ltd wishes to announce the following details on the use of treasury shares:-

a)	Date of the sale, transfer, cancellation and/or use:	3 May 2010	
b)	Purpose of such sale, transfer, cancellation and/or use:	Award of shares under the Restricted Stock Plan of the Company	
c)	Number of treasury shares sold, transferred, cancelled and/or used:	57,774	
d)	Number of treasury shares before and after such sale, transfer, cancellation and/or use:	Before change	1,302,461
		After change	1,244,687
e)	Percentage of the number of treasury shares against the total number of shares outstanding in a class that is listed before and after such sale, transfer, cancellation and/or use:	Before change	0.07%
		After change	0.07%
f)	Value of the treasury shares if they are used for a sale or transfer, or cancelled:	S$239,505.35	

Kwong Sook May
Company Secretary

May 3, 2010



MISCELLANEOUS

** Asterisks denote mandatory information*

Name of Announcer *	SEMBCORP INDUSTRIES LTD
Company Registration No.	199802418D
Announcement submitted on behalf of	SEMBCORP INDUSTRIES LTD
Announcement is submitted with respect to *	SEMBCORP INDUSTRIES LTD
Announcement is submitted by *	Kwong Sook May
Designation *	Company Secretary
Date & Time of Broadcast	01-May-2010 20:58:00
Announcement No.	00014

>> ANNOUNCEMENT DETAILS

The details of the announcement start here ...

Announcement Title *	UPDATE ON PROPOSED VOLUNTARY TENDER OFFER OF CASCAL N.V.
Description	We refer to the statement dated 30 April 2010 issued by Cascal on the commencement of an action in the U.S. relating to our proposed voluntary tender offer for the company. As of end of business day on 30 April 2010, we have not received any notice or documents from Cascal relating to this. Nonetheless, it is our position that we are not in breach of any rules and regulations in relation to the transaction.
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Miscellaneous
* Asterisks denote mandatory information

Name of Announcer *	SEMBCORP INDUSTRIES LTD
Company Registration No.	199802418D
Announcement submitted on behalf of	SEMBCORP INDUSTRIES LTD
Announcement is submitted with respect to *	SEMBCORP INDUSTRIES LTD
Announcement is submitted by *	Kwong Sook May
Designation *	Company Secretary
Date & Time of Broadcast	29-Apr-2010 08:23:18
Announcement No.	00009

>> Announcement Details

The details of the announcement start here ...

Announcement Title * INCORPORATION OF JOINT VENTURE COMPANIES IN BRAZIL

Description

INCORPORATION OF JOINT VENTURE COMPANIES IN BRAZIL

Sembcorp Industries Ltd announces the formation of a joint venture company, SMU Energia e Serviços de Utilidades Ltda (SMU), in which its wholly-owned subsidiary Sembcorp Utilities (BVI) Pte Ltd (SCU BVI) holds a 33.3% share, Utilitas Participações S.A. holds a 33.3% share and Mitsui & Co., Ltd. holds a 33.4% share. SMU has further signed an agreement with Comperj Participações S.A. to form an 80-20 joint venture, Companhia de Desenvolvimento de Plantas de Utilidades (CDPU), which, among other objectives, will explore the feasibility of the implementation of a utilities project in Brazil.

By Order of the Board

Kwong Sook May
Company Secretary

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PRESS RELEASE



Sembcorp Industries Ltd
CO REGN NO 199802418D
30 Hill Street #05-04
Singapore 179360
Tel (65) 6723 3113
Fax (65) 6822 3254
www.sembcorp.com

SEMBCORP PROPOSES VOLUNTARY TENDER OFFER TO ACQUIRE SHARES IN CASCAL, A LEADING PROVIDER OF WATER AND WASTEWATER SERVICES

- **Irrevocable undertaking by majority shareholder, Biwater to tender its 58.4% shareholding**
- **Offer price of US$6.75 per share, if at least 80% of the outstanding common shares have been validly tendered and not withdrawn or US$6.40 per share, if at least 17,868,543, but less than 80% of the outstanding common shares have been validly tendered and not withdrawn**
- **Major milestone for Sembcorp in the fast-growing water sector**

SINGAPORE, April 26, 2010 – Sembcorp Industries Ltd (Sembcorp) today announces that its wholly owned subsidiary, Sembcorp Utilities Pte Ltd (Sembcorp Utilities) has entered into a tender offer and stockholder support agreement with Biwater Investments Limited (Biwater), to acquire Biwater's 17,868,543 shares of Cascal N.V. (Cascal) (representing approximately 58.4% of the outstanding common shares of Cascal), a New York Stock Exchange-listed company and leading provider of water and wastewater services, and to launch a tender offer to acquire all of the outstanding common shares of Cascal.

Tang Kin Fei, Group President & CEO of Sembcorp Industries said, "This acquisition will transform Sembcorp into a global water service provider and provide the platform for the Group to accelerate our growth in the future. We will have water and wastewater facilities in 31 operating locations in 11 countries around the world, and our water capacity in operation and

under development globally will increase by 50% from four million to close to six million cubic metres per day.

"We are excited about the growth prospects that Cascal brings to Sembcorp. Cascal's experience in the municipal water segment and strong market knowledge from its international operations are excellent complements to Sembcorp's strong operational and technical expertise in industrial water and wastewater as well as in developing and operating water reclamation and large scale desalination plants."

Commenting on the transaction, Lawrence Magor, Chief Executive Officer, Biwater, said, "Following an extensive process to find our preferred buyer for our stake in Cascal, this transaction will allow Biwater to reduce significantly its debt, whilst providing Cascal with a new shareholder which is well placed to support the continued growth of the company."

The acquisition is expected to be accretive to earnings starting from the second year after the acquisition. Transaction costs will be incurred within the first year of acquisition.

About Cascal

Cascal is a leading provider of water and wastewater services. The company operates internationally in 21 operating locations across eight countries (the United Kingdom (UK), South Africa, Indonesia, China, Chile, Panama, Antigua and the Philippines) and four continents with a growing customer base of homes and businesses that represent a total population of approximately 4.7 million people. Cascal is currently one of four companies in the running to be named the Water Company of the Year in the Global Water Awards 2010. In 2009, its wholly-owned UK subsidiary was ranked the UK's number one water company for overall performance in service and delivery by the country's water services regulator. In addition, Cascal's South African operations were amongst only 5% of the country's water networks to be given "Blue Drop" status by the Department of Environment and Water Affairs, in recognition of their provision of high quality water services.

As reported in Cascal's annual report for the financial year ended 31 March 2009 (prepared based on Dutch GAAP), Cascal's revenue, earnings before interest, tax, depreciation and amortisation (EBITDA) and profit after tax and minority interest (PATMI) were approximately

US$163.4 million, US$59.1 million and US$17.9 million respectively (equivalent to approximately S$228.8 million, S$82.7 million and S$25.1 million respectively). Cascal's net debt, as reported in Cascal's interim report for the three month period ended 31 December 2009, was US$210.3 million (equivalent to approximately S$294.4 million).

Strategic Rationale

Sembcorp is a leader in the provision of energy, water and on-site logistics and services, and Singapore's largest water management company. The acquisition of Cascal is expected to accelerate the growth of Sembcorp's water business, growing the capacity of Sembcorp's water and wastewater facilities by 50% from four million cubic metres per day to close to six million cubic metres per day.

Cascal's experience in the municipal water segment and market knowledge from its international operations is expected to provide Sembcorp with additional competencies to complement its strong operational and technical expertise in the industrial water and wastewater sector, as well as its track record in developing and operating water reclamation and large scale desalination plants. The acquisition is expected to transform Sembcorp's water business, extending the business' global footprint to 31 operating locations worldwide across 11 countries.

In addition, Cascal has a proven track record of expansion and growth and has demonstrated its expertise in evaluating and implementing municipal water projects, as well as negotiating and operating water supply concessions.

Details Of The Transaction

Pursuant to the tender offer and stockholder support agreement, Sembcorp Utilities will, in compliance with all regulatory requirements to which such transaction is subject, commence a tender offer within 20 calendar days to acquire all of the issued and outstanding common shares, par value EUR 0.50 per share, of Cascal, and Biwater will tender all of its Cascal common shares in the tender offer, approximately 58.4% of the outstanding Cascal common shares of Cascal.

Sembcorp Utilities will offer to acquire all the common shares of Cascal at a price of US$6.75 per share. The consummation of the tender offer is conditioned on at least 80% of the outstanding common shares of Cascal on a fully diluted basis being validly tendered and not

withdrawn (the Minimum Condition). If at the time of the scheduled expiration of the tender offer (which will be approximately 20 business days after commencement of the tender offer), less than 80% of the outstanding common shares of Cascal on a fully diluted basis have been validly tendered and not withdrawn, Sembcorp Utilities will (i) reduce the tender offer price to US$6.40 per share, (ii) reduce the Minimum Condition to provide that consummation of the tender offer is conditioned on at least 17,868,543 shares (the number of shares Biwater has agreed to tender) being validly tendered and not withdrawn and (iii) extend the tender offer for ten business days. The tender offer is also subject to other customary conditions for transactions of this nature.

The offer price(s) were arrived at based on an evaluation of the business, operations and financial performance of Cascal and on a negotiated basis with Biwater.

The table below shows how the offer price(s) of US$6.75 and US$6.40 compare to the closing price as at April 23, 2010 and the historical volume weighted average prices (VWAP).

	(US$)	Tender offer price of US$6.75	Tender offer price of US$6.40
		Offer premium / (discount) (%)	
The last closing price prior the date of this announcement (April 23, 2010)	7.6111	(11.3%)	(15.9%)
3-month VWAP	6.3842	5.7%	0.2%
6-month VWAP	6.0004	12.5%	6.7%
12-month VWAP	5.0452	33.8%	26.9%

The aggregate consideration payable to acquire 100% of the issued and outstanding common shares of Cascal at a price of US$6.75 per share is approximately US$206 million (equivalent to approximately S$289 million). Sembcorp will fund the acquisition by internal resources and borrowings.

Following the completion of the tender offer, Sembcorp Utilities expects to hold at least 17,868,543 common shares, representing approximately 58.4% of the outstanding common

shares of Cascal, and as a majority shareholder, expects to have control of the board of directors of Cascal, subject to legal and regulatory requirements. In addition, Sembcorp Utilities, subject to applicable laws, intends to cause Cascal to (1) delist the common shares from the New York Stock Exchange, (2) suspend Cascal's obligation to file reports under the Securities Exchange Act of 1934, as amended and the rules and regulations promulgated thereunder (the "Exchange Act"), pending termination of registration of the common shares under the Exchange Act and (3) terminate the registration of the common shares under the Exchange Act.

None of the directors or substantial shareholders of Sembcorp has any interest, direct or indirect, in the acquisition.

Advisors

Credit Suisse is acting as financial advisor and Clifford Chance is acting as legal advisor to Sembcorp. HSBC Bank is acting as financial advisor to Biwater.

IMPORTANT NOTICE: *This press release is for informational purposes only and is not an offer to buy or the solicitation of an offer to sell any common shares of Cascal. The tender offer described herein has not yet been commenced. On the commencement date of the tender offer, an offer to purchase, a letter of transmittal and related documents will be filed with the U.S. Securities and Exchange Commission, will be mailed to Cascal shareholders and will also be made available for distribution to beneficial owners of Cascal common shares. The solicitation of offers to buy common shares of Cascal will only be made pursuant to the offer to purchase, the letter of transmittal and related documents. Cascal shareholders are strongly advised to read both the tender offer statement and the solicitation/recommendation statement regarding the tender offer when they become available as they will contain important information, including the various terms of, and conditions to, the tender offer.*

The tender offer statement will be filed by Sembcorp Utilities with the U.S. Securities and Exchange Commission, and the solicitation/recommendation statement will be filed by Cascal with the U.S. Securities and Exchange Commission. Investors and stockholders may obtain free copies of these statements (when available) and other documents filed by Sembcorp Utilities and Cascal at the U.S. Securities and Exchange Commission's website at www.sec.gov. In addition, copies of the tender offer statement and related materials may be obtained for free by

directing such requests to the information agent for the tender offer. Investors and stockholders should seek legal or other professional advice before acting or relying on any of the information provided above.

- END -

For media and analysts queries please contact:

For Singapore

Ng Lay San (Ms)
Vice President
Group Corporate Relations
DID: +65 6723 3150
Email: ng.laysan@sembcorp.com

Fock Siu Ling (Ms)
PR Counsel
Group Corporate Relations
DID: +65 6723 3152
Email: fock.siuling@sembcorp.com

Lim Yuan See (Ms)
Associate Director, Singapore
Kreab Gavin Anderson
DID: +65 6339 9110
Email: ylim@kreabgavinanderson.com

For US

Richard A. Mahony (Mr)
Managing Partner, New York
Kreab Gavin Anderson
DID: +1 (212) 515 1960
Email: rmahony@kreabgavinanderson.com

For UK

Natalie Biasin (Ms)
Associate Director, London
Kreab Gavin Anderson
DID: +44 (0) 20 7074 1864
Email: nbiasin@kreabgavinanderson.com

ABOUT SEMBCORP INDUSTRIES

Sembcorp Industries is a leading energy, water and marine group. With facilities with over 3,800 megawatts of power capacity and over four million cubic metres of water per day in operation and under development, Sembcorp is a trusted provider of essential energy and water solutions to customers in Singapore, the UK, China, Vietnam, the UAE and Oman.

Aside from its energy and water business, the Sembcorp Industries Group also encompasses a world leader in marine & offshore engineering, as well as an established provider of environmental services and developer of integrated townships and industrial parks. The Group has total assets of over S$9 billion and employs more than 6,900 employees. Listed on the main board of the Singapore Exchange, it is a component stock of the Straits Times Index and several MSCI indices.

ABOUT SEMBCORP'S WATER BUSINESS

Competitive and technologically advanced water solutions are core to Sembcorp's utilities service offering. Globally, Sembcorp owns and manages water facilities with a combined capacity of over four million cubic metres per day in operation and under development serving both municipal and industrial customers.

Sembcorp's broad expertise in wastewater treatment encompasses the ability to treat highly concentrated wastewater and high salinity wastewater discharged by industries, using advanced biological treatment processes. Furthermore, it is able to reclaim high grade industrial water, demineralised water and potable water from treated effluent. Through treating wastewater and recovering usable water from the effluent which can in turn be supplied back to customers, Sembcorp's facilities are able to minimise liquid discharge and promote a sustainable alternative water supply.

The company also has expertise in both reverse osmosis and thermal processes for seawater desalination and provides water for industrial use to customers in petrochemical and chemical zones. These include demineralised water, industrial water, raw water, chilled water, cooling water and seawater cooling.

Note to Editors:

Following a company rebrand, please refer to the company as "Sembcorp" (with "S" in upper case and "c" in lower case), or "Sembcorp Industries" in full. Please also note that "Sembcorp" is not an abbreviation of "Sembawang Corporation" but a brand name in itself, and it is therefore incorrect to refer to our company as "Sembawang", "Sembawang Corporation" or similar.



Proposed Acquisition of Cascal N.V.

Major milestone for Sembcorp in the fast-growing water sector

April 26, 2010

Disclaimer



This presentation is for informational purposes only and is not an offer to buy or the solicitation of an offer to sell any common shares of Cascal. The tender offer described in this presentation has not yet been commenced. On the commencement date of the tender offer, an offer to purchase, a letter of transmittal and related documents will be filed with the U.S. Securities and Exchange Commission, will be mailed to Cascal shareholders and will also be made available for distribution to beneficial owners of Cascal common shares. The solicitation of offers to buy common shares of Cascal will only be made pursuant to the offer to purchase, the letter of transmittal and related documents. Cascal shareholders are strongly advised to read both the tender offer statement and the solicitation/recommendation statement regarding the tender offer when they become available as they will contain important information, including the various terms of, and conditions to, the tender offer. The tender offer statement will be filed by Sembcorp Utilities with the U.S. Securities and Exchange Commission, and the solicitation/recommendation statement will be filed by Cascal with the U.S. Securities and Exchange Commission. Investors and stockholders may obtain free copies of these statements (when available) and other documents filed by Sembcorp Utilities and Cascal at the U.S. Securities and Exchange Commission's website at www.sec.gov. In addition, copies of the tender offer statement and related materials may be obtained for free by directing such requests to the information agent for the tender offer. Investors and stockholders should seek legal or other professional advice before acting or relying on any of the information provided herein.

Proposed Acquisition of Cascal N.V.


sembcorp

- Sembcorp proposes voluntary tender offer to acquire shares in NYSE-listed Cascal, a leading provider of water and wastewater services
- Irrevocable undertaking by majority shareholder, Biwater to tender its 17,868,543 shares, representing a 58.4% shareholding
- Offer price of US$6.75 if at least 80% of the issued and outstanding common shares have been validly tendered and not withdrawn
  - Offer price to be reduced to US$6.40 per share if less than 80% of the issued and outstanding common shares have been validly tendered and not withdrawn
- Maximum consideration of approximately S$289 million(1) for 100% stake at US$6.75 per share

Major milestone for Sembcorp in the fast-growing water sector

(1) Assuming acquisition of 100% of the outstanding Cascal shares at US$6.75 per share, exchange rate of US$1.00 : S$1.40 and total number of outstanding Cascal shares of 30,581,343.

Key Highlights


sembcorp

- The acquisition will transform Sembcorp into a global water service provider
  - Global platform to accelerate growth
  - Extending water and wastewater operations from five to 11 countries around the world in 31 operating locations
  - Increasing water and wastewater capacity by 50% from four million cubic metres per day to close to six million cubic metres per day
- Attractiveness of Cascal
  - Cascal is a leading provider of water and wastewater services
  - Strong complementary capabilities to Sembcorp
  - Profitable water assets with strong operating cash flows
- The acquisition is expected to be earnings accretive starting from the second year after the acquisition. Transaction costs will be incurred in the first year of the acquisition

Cascal – Overview


sembcorp

- Leading provider of water and wastewater services
- Incorporated in the Netherlands in 2000 and listed on the NYSE in 2008
- Operates internationally in eight countries (the United Kingdom, South Africa, Indonesia, China, Chile, Panama, Antigua and the Philippines) across four continents
- Growing customer base of homes and businesses that represent approximately 4.7 million people
- Prides itself in delivering "Excellent Water Services" to its customers
  - One of four companies in the running to be named Water Company of the Year in the Global Water Awards 2010
  - Wholly-owned UK subsidiary was ranked UK's number one water company for overall performance in service and delivery
  - South African's operations were amongst 5% of country's water networks to be given "Blue Drop" status

A leading provider of water and wastewater services



Cascal – FY2009 Financial Performance
sembcorp
Revenue
(In US$ millions)
10.7 2.9
11.3
13.0
83.6
20.9
20.3
Total = US$163.4m(1)
PATMI
(In US$ millions)
1.1
3.7
5.8
3.2
1.3
3.7
Total = US$17.9m(1)(2)
Total Assets
(In US$ millions)
30.5 4.7
64.4
11.2
224.1
165.4
39.7
Total = US$551.6m(1)
United Kingdom South Africa China Indonesia Chile Panama Philippines
Source: Based on Cascal's financial reports for year ended March 31, 2009 (prepared based on Dutch GAAP) and other public disclosures.
(1) Based on continuing operations, and includes US$0.6m, US$0.1m and US$11.5m from holding companies for revenue, PATMI and total assets respectively.
(2) Includes negative PATMI of US$1.0m for Chile.
Balanced portfolio of assets in both developed and emerging markets
© Sembcorp Industries 2010
5



Cascal – Operating Locations
sembcorp
UK – Bournemouth & West Hampshire Water
China – Qitaihe
China – Xinmin
China – Yanjiao
China – Yancheng
China – Zhumadian
China – Fuzhou
Antigua
Curacao
Bonaire
Panama
Philippines – Subic Bay
Indonesia – Batam Island – Sukarame(2)
South Africa – Nelspruit
South Africa – Siza
Chile (1) – Antofagasta
Chile (1) – Santiago
● Cascal Water facility
Source: Based on Cascal's company presentation and other public disclosures.
(1) Operates in 5 areas in Chile.
(2) District of Sukarame – an area adjacent to the City of Palembang.
21 operating locations across 8 countries and 4 continents
Serving approximately 4.7 million people
© Sembcorp Industries 2010
6



Strategic Rationale:
Transforming Sembcorp's Water Business
sembcorp
UK – Bournemouth & West Hampshire Water
UK – Teesside
China – Shenyang
China – Tianjin
China – Zhangjiagang
China – Nanjing
China – Qinzhou
China – Qitaihe
China – Xinmin
China – Yanjiao
China – Yancheng
China – Zhumadian
China – Fuzhou
UAE – Fujairah
Oman – Salalah
Antigua
Curacao
Bonaire
Panama
Philippines – Subic Bay
Singapore – Jurong Island – Changi
Indonesia – Batam Island – Sukarame(2)
South Africa – Nelspruit
South Africa – Siza
Chile (1) – Antofagasta
Chile (1) – Santiago
▲ Sembcorp Water facility
● Cascal Water facility
Source: Based on Cascal's company presentation and other public disclosures.
(1) Operates in 5 areas in Chile.
(2) District of Sukarame – an area adjacent to the City of Palembang.
Transforms Sembcorp into a global water service provider
31 operating locations worldwide in 11 countries, providing a global platform for growth
© Sembcorp Industries 2010
7

Strategic Rationale: Complementary Capabilities







■ Strong operational and technical expertise in developing and managing industrial water and wastewater, water reclamation and large-scale desalination projects ■ Experience in negotiating and structuring agreements with industrial players and municipalities in multiple jurisdictions	■ Strong in municipal water management ■ Experience in negotiating and structuring concession agreements with municipalities in multiple jurisdictions

- Ability to provide total water and wastewater solutions to industrial and municipal sectors
- Ability to offer wider range of water solutions across 11 countries
- Financial and commercial capabilities and strength

Accelerating Sembcorp's growth in the water sector

Transaction Summary



- Sembcorp will commence a voluntary tender offer to acquire all the shares in Cascal
- Irrevocable Undertaking by majority shareholder Biwater to tender its 58.4% shareholding
- The table below shows how the offer price(s) of US$6.75 and US$6.40 compare to the closing price as at April 23, 2010 and the historical volume weighted average prices (VWAP)

		Tender offer price of US$6.75	Tender offer price of US$6.40
	(US$)	Offer premium / (discount) (%)	
Closing price day before the VTO announced (as at April 23, 2010)	7.6111	(11.3%)	(15.9%)
3-month VWAP	6.3842	5.7%	0.2%
6-month VWAP	6.0004	12.5%	6.7%
12-month VWAP	5.0452	33.8%	26.9%

- Maximum consideration of approximately S$289 million[(1)] for 100% stake at US$6.75 per share
- Funded by internal resources and borrowings
- Following the completion of the tender offer, Sembcorp expects to hold at least 17,868,543 common shares of Cascal, representing approximately 58.4% of the outstanding common shares of Cascal, and as majority shareholder, expects to have control of the board of directors of Cascal, subject to legal and regulatory requirements
- Subject to applicable laws, Sembcorp intends to cause Cascal to delist the Cascal common shares from the NYSE and deregister the Cascal common shares under U.S. Securities Laws.

(1) Assuming acquisition of 100% of the outstanding Cascal shares at US$6.75 per share, exchange rate of US$1.00 : S$1.40 and total number of outstanding Cascal shares of 30,581,343.


Indicative Timetable (1)(2)
sembcorp
Execution of Tender Offer and Stockholder Support Agreement
April 26, 2010
Launch of Tender Offer at US$6.75 per share
[within 20 calendar days]
By May 14, 2010
Tender Offer to be opened for approximately 20 business days
[Expiration no later than 11am]
June 14, 2010(2)
If ≥ 80% tender
Close Tender Offer at US$6.75 per share
Close on June 14, 2010(3)
If < 80% tender
Decrease offer to US$6.40 per share
Extend by approximately 10 business days
Expiration on June 25, 2010(4)
Close Tender Offer at US$6.40 per share
Final close on June 25, 2010(3)
(1) Based on New York time. Assumes no subsequent offering period under Rule 14d-11 under the U.S. Securities Exchange Act of 1934.
(2) Assumes launch on May 14, 2010.
(3) Subject to Tender Offer conditions and no further extension of Tender Offer.
(4) Assumes decreased offer price announced on the day prior to offer expiration. Tender Offer will close after extension of approximately 10 business days from date decreased offer price is announced.
© Sembcorp Industries 2010
10


sembcorp
Vital Partners. Essential Solutions.

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Announcement of Cessation as Non-Executive Chairman *

* Asterisks denote mandatory information

Name of Announcer *	SEMBCORP INDUSTRIES LTD
Company Registration No.	199802418D
Announcement submitted on behalf of	SEMBCORP INDUSTRIES LTD
Announcement is submitted with respect to *	SEMBCORP INDUSTRIES LTD
Announcement is submitted by *	Kwong Sook May
Designation *	Company Secretary
Date & Time of Broadcast	30-Apr-2010 17:30:10
Announcement No.	00171

>> Announcement Details

The details of the announcement start here ...

Name of person *	Peter Seah Lim Huat
Age *	63
Is Effective Date of Cessation known? *	Yes
If yes, please provide the date *	01-05-2010
Detailed Reason(s) for cessation *	Retire as Chairman and a Director of the Company.
Is there any difference of opinion on material matters between the person and the Board of directors? *	No
If yes, please elaborate *	NA
Is there any matter in relation to the cessation that needs to be brought to the attention of the shareholders of the listed issuer? *	No
If yes, please elaborate *	NA
Any other relevant information to be provided to shareholders of the listed issuer? *	No
If yes, please elaborate *	NA
Date of Appointment to current position *	01-10-1999
Job Title (e.g. Lead ID, AC Chairman, AC Member etc.) *	Non-Executive Chairman of the Board, Chairman of Executive Committee, Executive Resource & Compensation Committee & Nominating Committee.
Role and responsibilities *	As Above.
Does the AC have a minimum of 3 members (taking into account this cessation)? *	Yes
Number of Independent Directors currently resident in Singapore (taking into account this cessation) *	5
Number of cessations of appointments specified in Listing Rule 704(7) over	1

the past 12 months *	
Shareholding * in the listed issuer and its subsidiaries *	To refer to the List of Shareholding (Appendix 1).
Familial relationship with any director and/or substantial shareholder of the listed issuer or of any of its principal subsidiaries *	A member of the Temasek Advisory Panel.

>> Other Directorships

Past (for the last 5 years) *	- Alliance Bank Malaysia Berhad - Chartered Semiconductor Manufacturing Ltd - Chinese Chamber Realty Private Limited - Singapore Chinese Chamber of Commerce Foundation - Financial Board of the Singapore Chinese Chamber of Commerce - EDB Investments Pte Ltd - EDBV Management Pte Ltd - EDB Ventures Pte Ltd - EDB Ventures 2 Pte Ltd - PSA International Pte Ltd - PT Bank Internasional Indonesia Tbk - PT Indosat Tbk - Siam Commercial Bank Public Company Limited - Singapore Computer Systems Limited - Tan Kah Kee Foundation - The National Kidney Foundation
Present *	To refer to the List of Directorship as at 1 April 2010 (Appendix 2).
Footnotes	

Attachments

Appendix-1.pdf
Appendix-2.pdf
Total size = **52K**
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Appendix 1

Shareholdings of Mr Peter Seah Lim Huat in Sembcorp Industries Ltd

Description of interests	At 30/04/2010
Ordinary shares	396,071
Options to subscribe for ordinary shares at - S$2.52 per share	35,000
Conditional award of:	
- 23,984 restricted stocks to be delivered after 2008 (Note 1)	5,196
- 23,500 restricted stocks to be delivered after 2009 (Note 2)	15,353
- 23,500 restricted stocks to be delivered after 2010 (Note 3)	Up to 35,250
- 7,850 restricted stocks to be delivered on 3 May 2010 (Note 4)	7,850

Note 1: 10,393 Shares are comprised in awards granted to Peter Seah Lim Huat pursuant to the Sembcorp Industries Restricted Stock Plan ("RSP"). Out of the 10,393 shares, 5,197 shares has been vested in March 2010 and the balance will vest in year 2011.

Note 2: 23,030 Shares are comprised in awards granted to Peter Seah Lim Huat pursuant to the RSP. Out of the 23,030 shares, 7,677 shares has been vested in March 2010 and the balance will vest in year 2011/2012.

Note 3: 23,500 Shares are comprised in conditional awards granted to Peter Seah Lim Huat pursuant to the RSP for a 2 year period from 2009 to 2010. Achievement of targets below threshold level will mean no Shares will be delivered, while achievement up to 150% will mean up to 1.5 times the number of conditional Shares awarded could be delivered.

Note 4: 7,850 Shares are comprised in conditional awards granted to Peter Seah Lim Huat pursuant to the RSP and that all the 7,850 shares will vest on 3 May 2010.

Appendix 2

Peter Seah Lim Huat c/o 51 Cuppage Road #09-01 Starhub Centre Singapore 229469

1 April 2010

The Company Secretary of:-
Asia Mobile Holdings Pte Ltd
CapitaLand Limited
Defence Science and Technology Agency
Fullerton Financial Holdings Pte Ltd
Government of Singapore Investment Corporation Pte Ltd
GIC Special Investments Private Limited
LaSalle Foundation Limited
Sembcorp Industries Ltd
Singapore Health Services Pte Ltd
S Rajaratnam School of International Studies
StarHub Ltd
STATS ChipPAC Ltd
Singapore Technologies Engineering Ltd
Singapore Technologies Holdings Pte Ltd
Singapore Technologies Telemedia Pte Ltd
STT Communications Ltd

Dear Sir/Madam

SECTIONS 156 & 165 OF THE COMPANIES ACT, CAP 50

In compliance with Section 165(1)(c) of the Companies Act, Cap 50, this is to inform you of my recent change in directorship:-

Name of Institution	Nature of Appointment	Date of Resignation
Alliance Bank Malaysia Berhad	Director	1 April 2010

An updated list of my current directorships is enclosed for your information. Kindly treat this as Notice pursuant to Section 156 of the Companies Act, Cap 50 that I am to be regarded as interested in any contract which may be made with any of the companies mentioned in the updated list.

Yours faithfully

Enc

PETER SEAH LIM HUAT

Particulars of Directorships

Singapore Companies

Chairman & Director

LaSalle Foundation Limited

SembCorp Industries Ltd

Singapore Technologies Engineering Ltd

Deputy Chairman & Director

CapitaLand Limited

Singapore Technologies Telemedia Pte Ltd

STT Communications Ltd

Director

Asia Mobile Holdings Pte Ltd

DBS Group Holdings Ltd

DBS Bank Ltd

Fullerton Financial Holdings Pte Ltd (formerly known as Asia Financial Holdings Pte Ltd)

Singapore Technologies Holdings Pte Ltd

STATS ChipPAC Ltd

StarHub Ltd

Overseas Companies

Deputy Chairman & Director

Global Crossing Limited

Director

Bank of China Limited

Government/Public Institutions

Chairman & Director

Singapore Health Services Pte Ltd

Director

GIC Special Investments Private Limited

Government of Singapore Investment Corporation Pte Ltd

Board Member

Defence Science and Technology Agency

S Rajaratnam School of International Studies